UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2021
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

METHANEX AND MITSUI O.S.K. LINES FINALIZE DEFINITIVE AGREEMENTS FOR A STRATEGIC SHIPPING PARTNERSHIP

VANCOUVER, British Columbia (October 27, 2021) / TOKYO (October 28, 2021) Following a prior announcement made in mid-July 2021, Methanex Corporation (TSX:MX) (NASDAQ:MEOH) (Methanex) and Mitsui O.S.K. Lines, Ltd. (TSE:9104) (MOL) have concluded definitive agreements for Methanex and MOL to establish a strategic partnership involving Methanex’s Waterfront Shipping (WFS) subsidiary. The definitive agreements are consistent with the previously announced Key Commercial Terms (Note 1), with MOL acquiring a 40 percent minority interest for US$145 million (Note 2).

The closing is subject to all customary conditions being met, including regulatory approval.

Methanol is a safe, proven, cost-competitive marine fuel for the commercial shipping industry that can meet current and future emissions regulations (Note 3). Through this transaction, Methanex as the world-leading methanol producer, WFS as the world’s leading methanol shipper, and MOL as the provider of multimodal shipping services will strengthen a relationship established over 30 years and advance the commercialization of methanol, including renewable methanol (Note 4), as a viable marine fuel.

Signature on Share Purchase Agreement by Methanex President & CEO, John Floren and
MOL President & CEO, Takeshi Hashimoto

Note 1 : For further details, please refer to the previous news release.
July 15, 2021 (Vancouver) / July 16, 2021 (Tokyo) “Methanex and Mitsui O.S.K. Lines Announce Agreement on Key Commercial Terms for a Strategic Partnership | Methanex Corporation”

Note 2：The final price will be subject to customary closing adjustments.

Note 3 : As a marine fuel, methanol can reduce sulphur oxides (SOx) emissions by up to 99 percent, particulate matter (PM) emissions by up to 95 percent, nitrogen oxides (NOx) by up to 80 percent, and CO2 emissions by up to 15 percent during combustion compared to conventional marine fuels. Also, methanol produced from renewable sources can reduce CO2 emissions by up to 95 percent.

Note 4 : Methanol is most commonly produced on a commercial scale from natural gas and coal. Methanol can also be made from renewable sources, such as municipal waste, biomass and recycled carbon dioxide.

About Methanex Corporation
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

About Waterfront Shipping
Waterfront Shipping, a subsidiary of Methanex Corporation, is a global marine transportation company specializing in the safe, responsible and reliable transport of bulk chemicals and clean petroleum products to major international markets in North America, Asia Pacific, Europe and Latin America. Waterfront Shipping operates the world's largest methanol ocean tanker fleet with its fleet comprising vessels from 3,000 to 50,000 deadweight tonnes. Its fleet of approximately 30 modern, deep sea tankers forms a seamless transportation network dedicated to keeping an uninterrupted flow of methanol moving to storage terminals and customers' plant sites around the world. For more information, please visit www.wfs-cl.com.

About Mitsui O.S.K. Lines, Ltd.
Mitsui O.S.K. Lines, Ltd., founded in 1884, is one of the top shipping companies headquartered in Tokyo, Japan. The company operates more than 800 vessels transporting resources, energy, raw materials and finished products. For more information, please visit www.mol.co.jp/en
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For further information, contact:

Methanex Investor Inquires
Kim Campbell
Director, Investor Relations
Methanex Corporation
+1-604-661-2600 or Toll Free: +1-800-661-8851
www.methanex.com

Methanex Media Inquiries:
Jim Fitzpatrick
Director, Global Communications
Methanex Corporation
+604-661-2600 or Toll Free: +1-800-661-8851
publicaffairs@methanex.com

Mitsui O.S.K. Lines Inquires
Media Relations Team
Corporate Communication Division
Mitsui O.S.K. Lines, Ltd.
+81-3-3587-7015
mrtmo@molgroup.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 27, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary